UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Section 13(a) -16 or 15(d) – 16

Of the Securities Exchange Act of 1934

For the month of December 2020

000-23697

(Commission file number)

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EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

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3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K shall be incorporated by reference into the Registrant’s Form F-3 Registration Statement (File No. 333-227380), as filed with the U.S. Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Change in Registrant’s Certifying Accountant

As previously reported, Eros International Plc (“Eros”) and STX Filmworks, Inc. (“STX”) completed their merger (the “Merger”) on July 30, 2020. Following the Merger, we changed our name to Eros STX Global Corporation (the “Company”). Prior to the Merger, Grant Thornton Bharat LLP (formerly Grant Thornton India LLP) (“Grant Thornton”) acted as independent public registered accounting firm for Eros. Effective December 2, 2020, the audit committee of the Company’s board of directors (the “Audit Committee”): (i) dismissed Grant Thornton from its role as independent registered public accounting firm; and (ii) approved the engagement of Ernst & Young LLP (“EY”) as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2021. Prior to the Merger, EY was STX’s independent registered public accounting firm.

Termination of Independent Registered Public Accounting Firm

Effective December 2, 2020, the Audit Committee formally dismissed Grant Thornton as the Company’s independent registered public accounting firm. Grant Thornton audited the Company’s consolidated financial statements for the fiscal years ended and as of March 31, 2020 and 2019.

Grant Thornton’s audit reports dated July 30, 2020 and August 14, 2019 on the Company’s consolidated financial statements as of and for the fiscal year ended March 31, 2020 and 2019 (the “Audit Reports”) did not contain an adverse opinion. The Audit Reports did not contain any disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles, except that, as previously disclosed, the Audit Reports each contained an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue operating as a going concern.

During the audits of the Company’s consolidated financial statements for the fiscal years ended March 31, 2020 and 2019, Grant Thornton’s reports on the Company’s internal controls over financial reporting indicated certain material weaknesses in the Company’s internal controls over financial reporting as of March 31, 2020 and 2019. The material weaknesses identified in the Company’s internal controls related to: (i) a lack of sufficiency in the level of precision applied in management review controls, including review of completeness and accuracy of the source data maintained on an excel utility, inadequacy of documentation providing evidence of review, and (ii) the process of performing customer and vendor due diligence assessment prior to execution of sales and other transactions.

During the fiscal years ended March 31, 2019 and March 31, 2020 and the subsequent interim period through December 2, 2020, there were (i) no disagreements within the meaning of Item 304 of Regulation S-K between the Company and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make reference thereto in its audit reports, and (ii) no “reportable events” within the meaning of Item 304 of Regulation S-K, except for the matters identified in the preceding paragraph.

The Company provided Grant Thornton with a copy of the disclosures it is making in this Form 6-K and requested that Grant Thornton furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of Grant Thornton’s letter dated December 3, 2020 is attached as Exhibit 16.1 to this communication.

Engagement of Independent Registered Public Accounting Firm

Effective December 2, 2020, the Audit Committee approved the engagement of EY as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2021.

During the two most recent fiscal years and through the subsequent interim period preceding EY’s engagement, the Company has not consulted with EY regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that EY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibit

Exhibit 16.1   Letter of Grant Thornton India LLP, dated December 3, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2020	Eros STX Global Corporation

	By:	/s/ Andrew Warren
Name: Andrew Warren
Title: Chief Financial Officer